[LOGO OF ACERGY]

NEWS RELEASE

                                                               seabed-to-surface

                       ACERGY S.A. AND SUBSEA7 CONSORTIUM
                AWARDED FRAME AGREEMENT CONTRACT FROM STATOIL ASA

London, England - June 30, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today that it has been awarded, in a consortium with Subsea7 Inc, a two year Frame Agreement Contract by Statoil ASA. This contract will cover all of Statoil's subsea installation work in the Norwegian Sea and North Sea throughout 2007 and 2008. The total value to the consortium for firm work awarded so far is approximately $80 million, with further installation projects of a similar value expected to be called off as they are sanctioned.

The firm work awarded to date includes subsea installation for the Tyrihans Marine Operations project, including installation of the control umbilicals, risers, flexible jumpers, protection structures and tie-in of five templates. The Tyrihans template installation is scheduled to take place in 2007, with the remainder of the scope being performed in 2008. Other work agreed under the contract award to date includes the installation of the template for water injection in the Tordis IOR (Increase Oil Recovery) and the template installation for the Yttergryta development project. Work on both projects is scheduled to be carried out during 2007.

Oyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said, "We are very happy to have been awarded the Statoil Frame Agreement Contract in a consortium with Subsea7. Earlier this year Statoil ASA awarded Acergy a separate contract to carry out the pipeline installation works on the Tyrihans oil and gas field development project in the Norwegian Sector of the North Sea. Both awards demonstrate the continued high demand for Acergy's services for a number of years ahead."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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